EXHIBIT 1

ALSTOM

Incorporated company with capital of 1,292,324,754 Euros
25, avenue Kleber—75116 Paris RCS 389 058 447 Paris

ARTICLES OF ASSOCIATION
[Amended and restated by-laws (statuts)]

Copy certified to be true
The Chairman and Chief Executive Officer
Pierre BILGER
July 24, 2001

SECTION 1
Form of the Company
Object—Name—Registered Office—Duration

Article 1—Form

A societe anonyme, regulated by the provisions of the Code de Commerce and any other legal provisions in force as well as by the by-laws, is formed between holders of shares hereinafter created and shares that will be created in the future.

Article 2—Name

The name of the Company is ALSTOM.

Article 3—Object

The objects of the Company are, directly or indirectly:

-	the conduct of all industrial, commercial, shipping, financial, real property and asset transactions in France and abroad, notably in the following fields:

-	energy;

-	transmission and distribution of energy;

-	transport;

-	industrial equipment;

-	naval construction and repair work;

-	engineering and consultancy, design and/or production studies and general contracting associated with public or private works and construction; and

-	(more generally) activities related or incidental to the above:

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participation, by every means, directly or indirectly, in any operations which may be associated with its objects, by the creation of new companies, capital contributions, subscription or purchase of stocks or rights, merger with such companies or otherwise; the creation, acquisition, lease or takeover of business goodwill or businesses; the adoption, acquisition, operation or sale of any processes and patents concerning such activities; and

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generally undertaking all industrial, commercial, financial and civil operations and real property and asset transactions that may be directly or indirectly associated with the Company’s objects or with any similar or related object.

Furthermore, the Company can take an interest, of whatever form, in any French or foreign business or organisation.

Article 4—Registered office

The registered office is located at: 25, avenue Kleber, 75116 Paris.

Article 5—Duration of the Company

The Company is established for a period of 99 years from the date of its registration in the Trade and Companies Register, unless it is wound up prematurely or its life is extended.

SECTION 2

Share capital—Shares—Payments

Article 6—Share capital

The share capital is set at one billion two hundred ninety two million three hundred twenty four thousand and seven hundred fifty four (1,292,324,754) Euros.

It is divided into 215 387 459 shares, each with a nominal value of 6 (euro), of a single class and fully paid up.

The share capital may be increased in the future, in accordance with the legal provisions in force from time to time.

Article 7—Nature and form of shares—Obligation to give notification of shareholding exceeding certain levels set forth in the Statutes

The fully-paid up shares are registered shares or bearer shares, as the shareholder chooses.

In addition to the legal obligation to notify the Company of certain shareholding levels, any individual or legal entity acquiring a number of shares in the Company giving a shareholding in excess of 0.5% of the total number of shares issued must notify the Company by letter, fax or telex of the total number of shares that he possesses within fifteen days of this threshold being exceeded. Notification is to be repeated under the same conditions whenever an additional 0.5% threshold is exceeded, up to and including a threshold of 50%.

To determine these thresholds, both indirectly held shares and shares classified with shares owned as defined by the provisions of art. L. 233-7 et seq. of the Code de Commerce, will be taken into account.

In each of the above-mentioned notifications, the declaring person must certify that the notification includes all stock held or owned in the sense of the preceding paragraph. Such notification must also indicate the acquisition date(s).

In the event of non-observance of the above provisions and in accordance with the conditions and levels established at law, a shareholder shall lose the voting rights relating to the shares in excess of the thresholds which should have been notified, if one or more shareholders holding at least 3% of the share capital so requires.

Any shareholder whose shareholding falls below one of the above-mentioned thresholds is also under an obligation to notify the Company within the same length of time (i.e. 15 days) and by the same means.

Shares are registered in the name of their owner either in the books of the Company or with an officially authorised intermediary.

The Company may, under the conditions laid down by the legal and regulatory provisions in force from time to time, request any officially authorized organisation or intermediary to pass on all information concerning its shareholders or holders of its stock conferring an immediate or subsequent right to vote, their identity and the number of shares that they hold.

Article 8—Shareholders’ rights and obligations

Each share confers the right to participate in the capital of the Company and the distribution of profits, subject to Articles 20 and 22 of these Statutes, save that the rights assigned to shares of different classes that may be created in the future will be peculiar to such shares alone.

No distinction will be made between shares with regard to taxation charges, so that each share of the same class entitles its holder to payment of the same net amount when any distributions or repayments are made during the life of the Company or on its liquidation.

The liability of shareholders is limited to the amount unpaid on each share.

Dividends and income on shares issued by the Company will be paid in accordance with regulations in force from time to time and in accordance with the methods determined by general meeting, or, failing that, by the board of directors.

Each share is indivisible as far as the Company is concerned: joint owners must arrange to be represented by one and the same person in all dealings with the Company. If shares are subject to usufruct, this should be indicated when they are entered in the register of shareholders.

The rights and obligations associated with the shares are transferred to any subsequent owner of the shares.

Share ownership automatically involves acceptance of the present Statutes and the decisions of the General Meeting.

SECTION 3
Management of the Company and general management

Article 9—Board of directors

The Company shall be managed by a board of directors comprising a minimum of four (4) and a maximum of twenty-four (24) members, save that in the case of a merger this number may be exceeded under the conditions legally provided for. Directors are appointed and may be removed by the general meeting.

Directors are appointed for a term of six (6) years. The term of office of a director finishes at the conclusion of the general meeting called to consider the Company accounts for the preceding financial year and held during the year in which his term expires. The age limit for directors is that legally provided for. Directors are eligible for re-election.

If vacancies arise through the death or resignation of one or more of its members, the board may make provisional appointments between general meetings, as legally provided for.

Each director must hold at least ten (10) shares in the Company.

The board of directors may appoint one or two scrutineers on the suggestion of the president. The scrutineers are called to attend board meetings, where they participate in a consultative capacity. They are appointed for a six-year term, which may be renewed and may also be terminated at any moment. They may be chosen either from among the shareholders or from outside them and can receive a remuneration determined annually by the board.

Article 10—Organisation of the board of directors

The board will appoint from among its members a president, together with one or more vice-presidents if it so desires, who may be re-elected. The length of their appointment is determined by the board within the limits of their term of office as members of the board. The age limit provided for in law for the position of president applies.

If the president or vice-president(s) is/are unable to attend, the former, or, failing this the board, will appoint one of its members to chair each meeting.

The board also appoints the person who is to act as secretary; it may arrange for the latter to be assisted by a deputy secretary chosen under the same conditions.

The board will meet as often as the interests of the Company require, at the registered office or at any other place determined by the president.

Notice of meetings is given by the president or by the secretary of the board by means of a simple letter sent to each board member at least 7 days in advance of the meeting. If matters of urgency arise, the board may be called together by any means appropriate, by telegram, fax or even oral notice, and without the need for the advance notice indicated above.

Notice of meetings will mention the date, time, place and agenda of each meeting.

For decisions to have any validity, at least half of the current board members must be present.

Decisions are taken by a majority vote of the members present or represented. However, if a transaction involving a contribution in kind or a merger (or an acquisition where all or part of the consideration is paid in shares of the Company), with a person holding directly or indirectly 10% or more of the equity capital of the Company or with a Company directly or indirectly controlled by such person, whether such contribution, merger or acquisition takes place with the Company or a Company directly or indirectly controlled by the Company, is submitted to the board for approval pursuant to paragraph 3 of article 12 of the Statutes, then the directors who have been appointed on the proposal of the said person, shall not be entitled to vote.

In the event that votes are equally shared, the Chairman or the acting chairman will cast the deciding vote. However, the Chairman’s or the Director’s vote will not be the deciding vote for decisions of authorisations of agreements described in art. L. 225-38 et seq. of the Code de Commerce.

Copies or summaries of the minutes of meetings are duly certified correct by the president of the board, a chief executive officer, the board member temporarily appointed to act as president or an authorised representative.

A record of attendance is kept and is signed by all members taking part in the meeting.

Mention of the names of the members present or represented and the names of absent members in the minutes of each meeting and in the summaries of them that are distributed shall be sufficient proof to third parties of the number of board members in office and of their appointment.

Article 11—Powers of the Board—Responsibilities

The board of directors has full powers, without limitation or reserve, to act in the name of the Company in all circumstances. It exercises such powers within the limits of the objects of the Company and without prejudice to the powers expressly assigned by law to shareholders’ meetings.

Members of the board are not personally or jointly liable for the commitments of the Company by virtue of their management, except as legally provided for, notably by the provisions concerning the president of the board. Their sole responsibility, within the limits laid down by the legislation in force from time to time, is the execution of the mandate they have been given.

Article 12—President—Chief Executive Officers

The functions of president and chief executive officer are exercised under the conditions legally provided for.

The president automatically has full powers to act in the name of the Company in all circumstances, within the limits of the objects of the Company and without prejudice to the powers expressly assigned by law to shareholders’ meetings and the powers which the law specially reserves for the board of directors.

However, no transaction involving a contribution in kind or a merger (or an acquisition or any similar transactions where all or part of the consideration is paid in shares of the Company), shall be entered into with a person holding directly or indirectly 10% or more of the share capital of the Company (or with a company directly or indirectly controlled by such person), whether such contribution, merger or acquisition involves the Company or a company directly or indirectly controlled by the Company, unless it has received prior approval of the board.

The person(s) appointed to act as chief executive officer(s) are appointed by the board at the suggestion of the president. The board, together with its president, determines the extent and duration of the powers of the chief executive officer(s); the latter have the same powers as the president as far as third parties are concerned. The president and chief executive officer(s) may be given authority to delegate powers.

In case of the president’s temporary inability to act or of his death, the board may delegate one of the directors to act as president. If the president is temporarily unable to act, these powers are delegated for a limited period, which may be renewed. If he dies, the delegation of the position remains valid until a new president is elected.

The board of directors (at the suggestion of the president) and the president himself, may, within the limits laid down by the legislation in force from time to time, delegate whatever powers they consider useful, either for management purposes or the assumption of responsibility within the Company, or for one or more specified purposes. The persons to whom such powers may be delegated need not necessarily be members of the board or even part of the Company. Such powers may be delegated on an individual basis or to committee. Such powers may be permanent or temporary, and may or may not include the possibility of substitution.

Such persons, or certain of them, may also be given authority to certify copies or summaries of documents whose manner of certification is not fixed by law, notably all powers, company financial statements or Statutes, and to issue attestations in connection therewith.

Any delegation of powers by the board or its president pursuant to the present Statutes will remain in full effect despite the expiry of the term of office of the president or of the directors in office at the time such powers were granted.

In case of the president’s death, resignation or removal, the chief executive officer(s) will retain their powers and functions until a new president is appointed.

Article 13—Remuneration of directors

The general meeting may allocate an amount by way of remuneration to directors in the form of directors’ fees. The amount determined by the general meeting will continue to apply until a new decision is taken.

The board will distribute this amount between its members as it thinks fit and in accordance with the Law.

Board members may not receive any remuneration from the Company, whether permanent or not, other than as provided for, or at least not proscribed, by law.

Board members may be reimbursed for any expenses incurred in the exercise of their office, provided that they provide satisfactory proof of such expenses.

SECTION 4
Auditors

Article 14—Auditors

The general meeting will appoint at least two auditors, who shall be responsible for carrying out the audit required by law. They are appointed for six financial years.

Auditors may be re-elected.

The number of replacement auditors appointed is the same as the number of auditors appointed under paragraph 1 of this article.

The auditors are called to attend the board meeting which finalises the accounts for the preceding financial year, and all shareholders’ meetings.

SECTION 5
General meetings

Article 15—Conduct of general meetings

1.	Convening and proceedings—Agenda

Ordinary and extraordinary general meetings, satisfying the legal conditions for quoracy and majority voting, exercise the powers respectively attributed to them by the legislation in force from time to time.

They are convened in accordance with the rules and the terms laid down by law.

Meetings are held at the registered office of the Company or at any other place determined by the board, either within the “departement” in which the registered office is located or in any other French territory (“territoire”).

The agenda of the meeting is drawn up by the board of directors if the board has called the meeting and, if not, by the person calling the meeting.

However, one or more shareholders satisfying the conditions laid down by law may request the inclusion of draft resolutions on the agenda.

Questions not appearing on the agenda may not be considered.

2.	Admission and representation

Ordinary and extraordinary general meetings are made up of all shareholders without distinction between the class of shares which they hold.

In all shareholders’ Meetings, holders of registered shares will not be entitled to vote unless their shares are registered under their names at the latest two days before the Meeting and remain so registered until the end of such Meeting. Holders of bearer shares must, two days at the latest before the date of such Meeting, provide evidence that they have deposited their securities under legal conditions or produce one of the certificates described in art. 136 of the decree of 23 March 1967. These time periods may be changed by the Board of Directors.

Any shareholder who has voted by correspondence or designated a proxy by presenting a certificate of immobilisation delivered by the share depositary, may nevertheless sell all or part of the shares by which he has cast his vote or his designation, provided that he notifies the issuing company of the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than noon on the day prior to the Meeting.

A shareholder may arrange to be represented by another shareholder or by his or her spouse.

Shareholders may vote by proxy or by postal vote at general meetings under the conditions laid down by law.

The Board of Directors shall have the powers to organise, within the limits of the law, the participation and voting of the shareholders by videoconference or any other telecommunication means permitting the identification of such shareholders. The shareholders who participate by videoconference or by any of those other telecommunication means shall be deemed present for purposes of the calculation of the quorum and majority.

3.	Voting rights

Each member of the meeting is entitled to a vote for each share held.

At all ordinary, extraordinary or special general meetings, the voting right on shares shall, in cases where such shares are subject to usufruct, be exercisable by the usufructuary.

4.	Minutes of general meetings

The proceedings of general meetings are recorded in minutes written and preserved in accordance with the provisions of the law.

Copies or summaries of the minutes are duly certified correct by the president of the board, the secretary of the meeting or the board member appointed to chair the meeting.

Article 16—Ordinary general meetings

Ordinary general meetings are general meetings called to make decisions that do not alter the Statutes.

They are held at least once a year, within the legal and regulatory time limits in force, to consider the accounts for the preceding financial year.

The proceedings of an ordinary general meeting are only valid the first time it is called if the shareholders present, represented or exercising a postal vote own at least a quarter of the shares with voting rights.

No quorum is required if the meeting has to be called a second time.

Decisions are taken by a majority of the votes held by the shareholders present, represented or exercising a postal vote.

Article 17—Extraordinary general meetings

Only extraordinary general meetings have authority to alter the Statutes. They may not, however, increase the shareholders’ liability, except for operations resulting from a properly decided and conducted exchange or consolidation of shares.

Extraordinary general meetings can only transact business if the shareholders present, represented or exercising a postal vote own at least a third of the shares with voting rights (where the meeting is called for the first time), or a quarter of such shares if the meeting has to be called a second time. If there is no quorum in the latter case, the second meeting may be deferred to a date not more than two months from the date on which it was first called.

Decisions at extraordinary general meetings require a two-thirds majority of the votes held by the shareholders present or represented, including those exercising a postal vote.

Notwithstanding the above provisions, general meetings deciding on an increase in capital by capitalisation of reserves, profits or additional paid-up capital shall be held under the same quoracy and majority voting conditions as ordinary general meetings.

SECTION 6
Financial year—Accounting records—Profits

Article 18—Financial year

The financial year starts on April 1 and ends on March 31.

Article 19—Accounting records

At the close of each financial year, the board of directors establishes the Company financial statements and draws up the annual report. It examines the consolidated accounts and the annual report for the group, all in accordance with the law.

These reports are sent to shareholders in the forms and within the time limits legally required. They are presented to the annual general meeting.

Article 20—Profits

The profits for the financial year consist of the revenues relating to the preceding financial year, less overheads and other company expenditure including provisions and depreciation allowances.

At least 5% is set aside from the profits less any previous losses (if appropriate) to form the legal reserve fund. This provision ceases to be mandatory once the value of the fund reaches one-tenth of the share capital.

The remainder (less the above deductions) of the retained earnings and withdrawals from the reserves which the general meeting has at its disposal shall, if the general meeting so desires, be distributed between the shares, once the sums carried forward by the said meeting or transferred by it to one or more reserve funds have been deducted.

After the accounts have been approved by the general meeting, any losses are carried forward, to be charged against the profits of subsequent financial years until they are cancelled out.

Each shareholder may be granted at the General Meeting, for all or part of the dividend or interim dividend distributed, and option to be paid the dividend or interim dividends in cash or in shares of the company, under the current legal and regulatory conditions.

SECTION 7
Dissolution, Liquidation

Article 21—Early dissolution

-	The general meeting, convened under the conditions laid down by law, may at any time and for whatever reason decide on the early dissolution of the Company.

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If the losses shown in the accounting records indicate that the Company’s net asset value has fallen below half the value of the issued share capital, the board must call an extraordinary general meeting within four months of the approval of the accounts showing such losses, in order to decide whether the Company should be dissolved.

If dissolution is not decided on, the Company must, by the end of the second financial year following the financial year during the course of which the losses were recorded, reduce its share capital by an amount equal to the losses which it has been impossible to charge against the reserves, if the net asset value of the Company has not returned over this period to a value at least equal to half the issued share capital.

In either case, notice of the decision adopted by the general meeting shall be given in accordance with legal provisions.

Article 22—Liquidation, appointment and powers of liquidators

When the period fixed for the duration of the Company expires or in case of early dissolution, the general meeting shall determine the form of liquidation, appoint one or more liquidators and determine their remuneration.

In the event of the death, resignation or inability to act of the liquidators, an ordinary general meeting convened under the conditions laid down by law shall provide for their replacement.

During liquidation, the powers of the general meeting remain the same as while the Company was in normal business.

A meeting of shareholders shall be called at the end of the liquidation process to consider the liquidator’s accounts, to approve his release and to note the closure of the liquidation procedure.

Once the liabilities have been paid off, the balance of assets will first be used to pay shareholders a sum equal to the paid-up and non-amortized capital.

Any remaining surplus will constitute profit and will be distributed between all the shares in proportion to their nominal value, taking the provisions of Article 18 above into account.

SECTION 8
Disputes

Article 23—Competent courts

Any disputes that may arise during the life of the Company or its liquidation, either between the shareholders and the Company or between the shareholders themselves, concerning the activities of the Company, shall be heard by the appropriate courts with jurisdiction over the place of the registered office.